

February 24, 2011

Mr. Marc Urbach
President
China Broadband, Inc.
27 Union Square, West Suite 502
New York, NY 10003

Re: China Broadband, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Forms 10-Q for the quarters ended September 30, 2010
File No. 0-19644

Dear Mr. Urbach:

We have reviewed your response letter dated January 25, 2011 and have the following comments. As noted in our letter dated December 29, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Settlement Agreement, page 26

1. We note your response to comment one from our letter dated December 29, 2010. Tell us your rationale under the accounting literature for recognizing a gain on the

contribution of this stock from Mr. Ng rather than recognizing it as a capital transaction. Tell us if Mr. Ng was a related party or shareholder at the time he contributed Cablecom Holdings' stock to you. Also, tell us if you are related in any way to Cablecom Holdings.

Item 9A(T). Controls and Procedures, page 34

2. We note your response to comment three from our letter dated December 29, 2010. Since your conclusion under Evaluation of Disclosure Controls and Procedures was in error, please amend your Form 10-K to provide the correct conclusion that your disclosure controls and procedures were not effective. Your conclusion on internal control over financial reporting is a separate assessment and such conclusion should not change.

5. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

3. We note your response to comment six from our letter dated December 29, 2010. Please tell us in detail about your service agreement that entitles you to all net profits of Shandong Publishing. Please tell us in detail how this arrangement is permissible under PRC tax law. We understand that under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities and that if any transactions you have entered into among related entities are found not to be on an arm's length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow your tax savings, adjust the profits and losses of your respective PRC entities and assess late payment interest and penalties. Please tell us how you have concluded that the methodology used to compute the fees under this agreement does not violate PRC tax law.

21. Income Taxes, page F-19

4. We note your response to comments 10, 11 and 12 from our letter dated December 29, 2010. Please expand your disclosure to include your responses. Similarly revise for comments 16 and 18. Please confirm in writing that you will do so in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5. Acquisition of Sinotop, page 10

5. We note your response to comment 14 from our letter dated December 29, 2010. Please file the financial statements of Sinotop Group Limited as required by Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X. Until you file all of the audited financial statements of the acquired businesses for the time span required under Rule 8-04, we will not declare effective any registration statements or post-effective amendments. In addition, you may not be permitted to make offerings under Rules 505 and 506 of Regulation D where any

purchasers are not accredited investors under Rule 501(a) of that Regulation until you file those audited financial statements. These restrictions do not apply to:

- offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;
- dividend or interest reinvestment plans;
- employee benefit plans;
- transactions involving secondary offerings; or
- sales of securities under Rule 144.

Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

11. Goodwill and Intangible Assets, page 13

6. We note your response to comment 19 from our letter dated December 29, 2010. You have not provided us with the detailed response that we requested. Please expand your response to tell us when you first noticed the losses that might indicate impairments, the progression of the losses over time, the date that you decided to perform the impairment analyses, the date that the impairment analyses were completed, and the information and assumptions that were used to perform the analyses. Please expand your response to include other relevant information that was not included in the foregoing. Tell us why you did not provide disclosure to investors regarding the possibility of impairments in your previous filings or a Form 8-K.

Please file all correspondence over EDGAR. You may contact Sharon, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director